March 31, 2016

VIA EDGAR

Valerie J. Lithotomos

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Registration Statement on Form N-14 filed by Legg Mason Funds Trust
File No. 333-207712

Dear Ms. Lithotomos:

On behalf of Legg Mason Funds Trust (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement on Form N-14 originally filed with the Securities and Exchange Commission (the “Commission”) on October 30, 2015, pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Proxy Statement/Prospectus”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on March 29, 2016, relating to the Proxy Statement/Prospectus. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 4. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 4.

Proxy Statement/Prospectus Comments

1.	Please confirm that the Fund’s series and class identifiers are correct and have been properly submitted into EDGAR.

In response to the Staff’s comment, the Fund confirms that its series and class identifiers are correct and have been properly submitted into EDGAR.

2.	With respect to the Staff’s previous comment regarding the consequences to holders of LMP Real Estate Income Inc. (“RIT”) common stock of winding down the revolving credit facility, please consider whether it would be more accurate to use the term “will” instead of “will likely”.

In response to the Staff’s comment, the Fund respectfully submits that it believes the term “will likely” is more appropriate since the Fund does not know with complete certainty how RIT’s credit facility will be wound down.

3.	With respect to the Staff’s previous comment regarding the sale of portfolio securities to fund the winding down of the credit facility, is it possible to determine and quantify the financial impact to RIT stockholders?

In response to the Staff’s comment, the Fund respectfully submits that it cannot currently predict the financial impact of the sale of portfolio securities in connection with winding down the credit facility. Such portfolio transactions will be made after the merger of RIT with and into the Fund (the “Merger”) has been approved by common stockholders of RIT, but prior to the consummation of the Merger and under then-current market conditions. While RIT’s portfolio managers will attempt to mitigate any potential negative consequences to RIT and its stockholders as a result of any portfolio turnover associated with the Merger, including the winding down of the credit facility, they cannot guarantee they will be successful. In addition, the Fund respectfully submits that the impact of winding down RIT’s credit agreement cannot be quantified. The winding down of the credit facility will occur concurrently with the overall repositioning of the portfolio. As a result, the sale of a particular portfolio security cannot be directly ascribed to either the winding down of the credit facility or the repositioning of the portfolio as a result of the Fund’s investment policies.

However, the Fund respectfully refers the Staff to its disclosure discussing the potential financial impact from the repositioning of RIT’s portfolio in the Question and Answer section and the subsection titled “Portfolio Turnover” which states:

“In addition, it is estimated RIT will experience portfolio turnover of approximately 62% as a result of the repositioning of the portfolio, with most of the turnover occurring prior to the Merger. As a result, RIT stockholders may experience higher taxes when their shares are held in a taxable account. In addition, CRO might be required to sell portfolio securities in order to meet potential redemptions, thereby resulting in the realization of gains (or losses) and potentially increasing taxable distributions to CRO shareholders. Long-term gains of approximately $23,935,218 or $2.0921 per share are expected as a result of the portfolio turnover. The gains per share noted above assume the current level of net assets and shares outstanding of RIT. If CRO experiences redemptions of 50% of its assets subsequent to the Merger, the net gains per share from the portfolio turnover would be approximately $4.1841 per share.”

4.	Please confirm that the Fund has filed all exhibits required by Form N-14.

In response to the Staff’s comment, the Fund confirms that it has filed all exhibits required by Form N-14.

Please note that we have included certain changed pages other than those in response to the Staff’s comments. In addition, in connection with the above-referenced filing, the Fund hereby acknowledges that:

1.     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.     Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.     The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Fund hereby requests that the effective date of the above-referenced Registration Statement on Form N-14 be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on March 31, 2016, or as soon thereafter as practicable.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP